Exhibit 1

PRESS RELEASE

Gentium Reports First Quarter Financial Results

•	Cash flow positive and stronger cash position
•	Product sales of EUR 5.09 million
•	Net income of EUR 1.70 million (US$ 2.42 million)

VILLA GUARDIA (COMO), Italy, May 12, 2011 (GlobeNewswire) -- Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today reported financial results for the quarter ended March 31, 2011. The Company reports its financial and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company's financial statements are prepared using the Euro as its functional currency. On March 31, 2011, EUR 1.00 = $1.4207.

“We are pleased to report that product sales increased 30% compared with the prior year period. Additionally, the Company continues to be cash flow positive and profitable, posting net income of EUR 1.70 million for the quarter ended March 31, 2011,” stated Salvatore Calabrese, SVP & Chief Financial Officer of Gentium S.p.A.

“We are proud to make Defibrotide available to patients around the world through our named-patient and cost recovery programs,” stated Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A. “We recently announced an important regulatory milestone, the filing of a Marketing Authorization Application with the European Medicines Agency, and we remain on track to file a New Drug Application with the U.S. Food and Drug Administration by the end of the second quarter of 2011.”

Financial Highlights

For the first quarter ended March 31, 2011 compared to the prior year's first quarter:
•
Total revenues were EUR 6.05 million compared to EUR 4.99 million for the same period in 2010. Product sales for the three-month period ended March 31, 2011 were EUR 5.09 million compared to EUR 3.92 million for the same period in 2010, recording an increase of EUR 1.17 million or 30%. For the three-month period ended March 31, 2011, Defibrotide net sales through the named-patient and cost recovery programs amounted to EUR 3.86 million, or 76% of total product sales, compared to EUR 2.61 million or 67% of the total product sales for the same period in 2010. For the three-month period ended March 31, 2011, sales of the Company's active pharmaceutical ingredients (API) amounted to EUR 1.23 million, or 24% of total product sales, compared to EUR 1.31 million or 33% of the total product sales for the same period in 2010.

•
Operating costs and expenses were EUR 4.16 million compared to EUR 5.10 million for the same period in 2010. Operating costs and expenses for the prior-year period include a one-time restructuring charge of EUR 0.95 million.

•	Research and development expenses, which are included in operating costs and expenses, were EUR 1.23 million compared to EUR 1.41 million for the same period in 2010.

•	Operating income was EUR 1.89 million compared to an operating loss of EUR (0.11) million for the same period in 2010.
•	Pre-tax income was EUR 1.81 million compared to a pre tax loss of EUR (0.03) million for the same period in 2010.
•	Net income was EUR 1.70 million compared to a net loss of EUR (0.03) million for the same period in 2010.
•	Basic and diluted net income per share was EUR 0.114 and EUR 0.109, respectively, compared to a basic and diluted net loss per share of EUR (0.002) for the same period in 2010.

Cash and cash equivalents were EUR 9.44 million as of March 31, 2011 compared to EUR 8.74 million at December 31, 2010.  The increase was primarily due to revenues generated from the named-patient and cost recovery programs and a decrease in expenses.

Operating Results

Product sales for the three-month period ended March 31, 2011 were EUR 5.09 million compared to EUR 3.92 million for the same period in 2010, an increase of EUR 1.17 million or 30%. The increase was primarily due to the higher distribution of Defibrotide sold through the named-patient and cost recovery programs. For the three-month periods ended March 31, 2011 and 2010, named-patient and cost recovery programs sales, which are included in product sales, amounted to EUR 3.86 million and EUR 2.61 million, respectively, representing an increase of EUR 1.25 million or 48%. Named-patient and cost recovery programs sales are net of EUR 0.64 million and EUR 0.39 million, respectively, in service fees.

Product sales also include sales of active pharmaceutical ingredients, which decreased to EUR 1.23 million during the three-month period ended March 31, 2011 from EUR 1.31 million for the same period in 2010, a decrease of EUR 0.08 million or 6%.

Other revenues were EUR 0.96 million for the three-month period ended March 31, 2011 compared to EUR 1.07 million for the same period in 2010. Other revenues primarily relate to a ratable recognition of EUR 0.85 million (USD 1.17 million) of the up-front payment of EUR 5.11 million (USD 7.0 million) made by our partner Sigma-Tau in connection with the amendment, executed in January 2010, to the existing license and supply agreement with the Company to include the prevention indication for Defibrotide in the Americas. The up-front payment is being recognized ratably through the second quarter of 2011, which is the period during which the Company expects to file a New Drug Application for Defibrotide. Other revenues also include activities that were reimbursed by our partner Sigma-Tau under a cost sharing agreement entered into with the Company (as part of the license and supply agreement) amounting to EUR 0.10 million and EUR 0.18 million as of March 31, 2011 and 2010, respectively. Fluctuation versus the prior period is primarily attributable to a reduction in activities eligible for reimbursement, as the Company completed certain pre-clinical and clinical trials.

Cost of goods sold was EUR 0.89 million for the three-month period ended March 31, 2011 compared to EUR 1.05 million for the same period in 2010. Cost of goods sold as a percentage of product sales was 18% for the three-month period ended March 31, 2010 compared to 27% for the same period in 2010. The percentage decrease is primarily due to a different composition of our product mix with proportionately increased sales of Defibrotide. Defibrotide sales through our named-patient and cost recovery programs have a higher margin compared to the sales of the Company’s other active pharmaceuticals ingredients.

The Company incurred research and development expenses of EUR 1.23 million for the three-month period ended March 31, 2011 compared to EUR 1.41 million for the same period in 2010, a decrease of EUR 0.18 million or 13%. Research and development expenses were primarily for the development of Defibrotide to treat and prevent VOD. The slight decrease from the comparable period in 2010 is attributed to the completion of certain pre-clinical and clinical trials and the technology transfer to Patheon S.p.A.

General and administrative expenses were EUR 1.55 million for the three-month period ended March 31, 2011 compared to EUR 1.39 million for the same period in 2010, an increase of EUR 0.09 million or 6.5%. The increase is primarily due to higher stock-based compensation expense.

Sales and marketing expenses were EUR 0.25 million for the three-month period ended March 31, 2011. Sales and marketing refers mainly to recruiter and payroll expenses.

For the three-month period ended March 31, 2010, we recorded corporate restructuring charges of EUR 0.95 million in connection with the strategic decision to close the Company's New York office in March 2010.

Our net income was EUR 1.70 million for the three-month period ended March 31, 2011 compared to a net loss of EUR 0.03 million for the same period in 2010. The difference was primarily due to the recording of one-time restructuring charges in 2010, which were not present in 2011, and increased net sales and higher margins associated with the named-patient and cost recovery programs, offset by a tax accrual on the Italian Regional Tax on Productive Activities (“IRAP”).

The Company ended the first quarter of 2011 with EUR 9.44 million in cash and cash equivalents, compared to EUR 8.74 million as of December 31, 2010. The increase is mainly due to revenues generated from the named-patient and cost recovery programs and a decrease in expenses.

About Gentium
Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to any financial forecast or the possibility of any future regulatory approval or filing, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

GENTIUM S.p.A.
BALANCE SHEETS

Amounts in thousands except share and per share data	As of December 31,	As of March 31,
	2010	2011
		(unaudited)
ASSETS
Cash and cash equivalents	€8,742	€9,437
Available for sale securities	263	263
Accounts receivable net of allowance of €27 s of December 31, 2010 and March 31, 2011, respectively	3,442	3,942
Accounts receivable from related parties, net of allowance of €849 and nil as of December 31, 2010 and March 31, 2011, respectively	657	654
Inventories, net of allowance of €451 as of December 31, 2010 and March 31, 2011, respectively	2,364	3,232
Prepaid expenses and other current assets	541	581
Total Current Assets	16,009	18,109

Property, manufacturing facility and equipment, at cost	21,437	21,536
Less: Accumulated depreciation	12,839	13,148
Property, manufacturing facility and equipment, net	8,598	8,388

Intangible assets, net of amortization	54	52
Other non-current assets	13	13
Total Assets	€24,674	€26,562

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	€4,308	€5,160
Accounts payable to related parties	372	83
Accrued expenses and other current liabilities	1,902	2,059
Deferred Revenues	1,704	853
Current portion of capital lease obligations	70	74
Current maturities of long-term debt	1,098	1,101
Total Current Liabilities	9,454	9,330

Long-term debt, net of current maturities	1,759	1,621
Capital lease obligations	21	-
Termination indemnities	510	438
Total Liabilities	11,744	11,389
Share capital (€1.00 and no par value as of December 31, 2010 and March 31, 2011, respectively; 18,302,617 and 18,292,617 authorized as of December 31, 2010 and March 31, 2011; 14,956,317 and 14,966,317 shares issued and outstanding at December 31, 2010 and March 31, 2011, respectively)	108,485	109,027
Accumulated deficit	(95,555)	(93,854)
Total Shareholders’ Equity	12,930	15,173
Total Liabilities and Shareholders’ Equity	€24,674	€26,562

GENTIUM S.p.A.
STATEMENTS OF OPERATIONS

	For the three months ended March 31,
	2010	2011
	(unaudited)	(unaudited)
Revenues:
Product sales	€3,916	€5,091
Total product sales	3,916	5,091
Other revenues	38	3
Other revenues from related party	1,033	955
Total Revenues	€4,987	€6,049

Operating costs and expenses:
Cost of goods sold	1,045	893
Research and development	1,414	1,225
General and administrative	1,391	1,551
Sales and Marketing	-	246
Charges from related parties	67	50
Restructuring charges	953	-
Depreciation and amortization	228	199
	5,098	4,164
Operating income/(loss)	€(111)	€1,885

Foreign currency exchange gain/(loss), net	100	(54)
Interest expense, net	(23)	(19)
Pre-tax income/(loss)	€(34)	€1,812

Income tax expense:
Current	-	(111)
Net income/(loss)	€(34)	€1,701

Net income/(loss) per share:
Basic net income/(loss) per share	€(0.002)	€0.114
Diluted net income/(loss) per share	€(0.002)	€0.109
Weighted average shares used to compute basic net income/(loss) per share	14,956,317	14,956,429
Weighted average shares used to compute diluted net income/(loss) per share	14,956,317	15,624,961

GENTIUM S.p.A.
STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
	2010	2011
	(unaudited)	(unaudited)
Cash Flows From Operating Activities:
Net income/(loss)	€(34)	€1,701
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Unrealized foreign exchange (gain)/loss	(7)	139
Depreciation and amortization	327	311
Stock based compensation	280	477
Loss on fixed asset disposal	6	-
Release of allowance for doubtful accounts	(93)	-
Changes in operating assets and liabilities:
Accounts receivable	(381)	(527)
Inventories	189	(868)
Prepaid expenses and other current assets	741	(40)
Accounts payable and accrued expenses	(783)	587
Deferred Revenues	4,261	(852)
Tax accruals	-	111
Termination indemnities	(78)	(71)
Net cash provided by operating activities	4,428	968

Cash Flows From Investing Activities:
Capital expenditures	(8)	(98)
Intangible assets expenditures	-	(2)
Net cash used in investing activities	(8)	(100)

Cash Flows From Financing Activities:
Repayments of long-term debt	-	(133)
Proceeds from stock option exercise	-	64
Principal payment of capital lease obligation	(16)	(17)
Net cash used in financing activities	(16)	(86)

Increase in cash and cash equivalents	4,408	608
Effect of exchange rate on cash and cash equivalents	2	(87)
Cash and cash equivalents, beginning of period	1,392	8,742
Cash and cash equivalents, end of period	€5,798	€9,437

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Salvatore Calabrese, +39 031-385-287
SVP & CFO
scalabrese@gentium.it

or

The Trout Group
Marcy Nanus, +1 646-378-2927
mnanus@troutgroup.com